UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Promotora de Informaciones, S.A.

(Name of Issuer)

Class A ordinary shares, par value €0.10 per share

American Depositary Shares, each representing four (4) Class A ordinary shares, par value

€0.10 per share evidenced by American Depositary Receipts

(Title of Class of Securities)

E82880126 (Ordinary Shares)

74343G204 (American Depositary Shares)

(CUSIP Number)

Jared Bluestein

c/o Berggruen Holdings Inc.

1114 Avenue of the Americas

41st Floor

New York, New York 10036

(212) 380-2230

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 21, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. E82880126 74343G204	Page 2 of 12 Pages

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BH Stores IV B.V.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization The Netherlands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 61,861,834*
	9	Sole dispositive power 0
	10	Shared dispositive power 61,861,834*
11	Aggregate amount beneficially owned by each reporting person 61,861,834*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 6.5%*
14	Type of reporting person (see instructions) OO

*	See Item 5.

SCHEDULE 13D

CUSIP No. E82880126 74343G204	Page 3 of 12 Pages

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) IMS Benelux Holding Coöperatieve U.A.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization The Netherlands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 61,861,834*
	9	Sole dispositive power 0
	10	Shared dispositive power 61,861,834*
11	Aggregate amount beneficially owned by each reporting person 61,861,834*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 6.5%*
14	Type of reporting person (see instructions) OO

*	See Item 5.

SCHEDULE 13D

CUSIP No. E82880126 74343G204	Page 4 of 12 Pages

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BH Stores I N.V.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Curaçao
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 61,861,834*
	9	Sole dispositive power 0
	10	Shared dispositive power 61,861,834*
11	Aggregate amount beneficially owned by each reporting person 61,861,834*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 6.5%*
14	Type of reporting person (see instructions) OO

*	See Item 5.

SCHEDULE 13D

CUSIP No. E82880126 74343G204	Page 5 of 12 Pages

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Karstadt Holding Ltd.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 61,861,834*
	9	Sole dispositive power 0
	10	Shared dispositive power 61,861,834*
11	Aggregate amount beneficially owned by each reporting person 61,861,834*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 6.5%*
14	Type of reporting person (see instructions) OO

*	See Item 5.

SCHEDULE 13D

CUSIP No. E82880126 74343G204	Page 6 of 12 Pages

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Berggruen Holdings Ltd
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 61,861,834*
	9	Sole dispositive power 0
	10	Shared dispositive power 61,861,834*
11	Aggregate amount beneficially owned by each reporting person 61,861,834*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 6.5%*
14	Type of reporting person (see instructions) OO

*	See Item 5.

SCHEDULE 13D

CUSIP No. E82880126 74343G204	Page 7 of 12 Pages

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nicolas Berggruen Charitable Trust
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 61,861,834*
	9	Sole dispositive power 0
	10	Shared dispositive power 61,861,834*
11	Aggregate amount beneficially owned by each reporting person 61,861,834*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 6.5%*
14	Type of reporting person (see instructions) OO

*	See Item 5.

SCHEDULE 13D

CUSIP No. E82880126 74343G204	Page 8 of 12 Pages

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nicolas Berggruen
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 183,465*
	8	Shared voting power 0
	9	Sole dispositive power 183,465*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 183,465*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.0%*
14	Type of reporting person (see instructions) IN

*	See Item 5.

Item 1.	Security and Issuer.

This Amendment No. 2 (the “Amendment”) amends the Statement of Beneficial Ownership on Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on December 9, 2010 (as amended by Amendment No. 1 filed on January 4, 2012, the “Statement”) by certain of the Reporting Persons (as defined below) with respect to the Class A Ordinary Shares (the “Class A Shares”) of Promotora de Informaciones, S.A., a Spanish sociedad anónima (the “Issuer”), including shares represented by the Issuer’s American Depositary Shares (the “ADSs”). The principal executive offices of the Issuer are located at Avda. de los Artesanos 6, 28760 Tres Cantos, Madrid, Spain. Unless specifically amended hereby, the disclosure set forth in the Statement shall remain unchanged. Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Statement. This Amendment also constitutes an “exit filing” for Nicolas Berggruen.

Item 2.	Purpose of Transaction.

Item 2 of the Statement is hereby amended and restated in its entirety as follows:

(a) - (c) This Statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): BH Stores IV B.V., a private company with limited liability organized under the laws of The Netherlands (“BH Stores IV”), IMS Benelux Holding Coöperatieve U.A., a cooperative organized and existing under the laws of The Netherlands (“IMS”), BH Stores I N.V., a company with limited liability organized under the laws of Curaçao (“BH Stores I”), Karstadt Holding Ltd., a British Virgin Islands (“BVI”) business company (“KHL”), Berggruen Holdings Ltd, a BVI business company (“Berggruen Holdings”), the Nicolas Berggruen Charitable Trust, a BVI trust (the “NB Charitable Trust”) and Nicolas Berggruen. Each of BH Stores IV, IMS, BH Stores I, KHL, Berggruen Holdings and the NB Charitable Trust is referred to herein as a “Reporting Person” and collectively as the “Reporting Persons”.

BH Stores IV is a direct, wholly-owned subsidiary of IMS. IMS is a direct subsidiary of BH Stores I which is a direct, wholly-owned subsidiary of KHL. KHL is a direct subsidiary of Berggruen Holdings which is a direct, wholly-owned subsidiary of the NB Charitable Trust. The trustee of the NB Charitable Trust is Maitland Trustees Limited, a BVI corporation acting as an institutional trustee in the ordinary course of business without the purpose or effect of changing or influencing control of the Issuer.

The principal business activity of each of BH Stores IV, IMS, BH Stores I, KHL and Berggruen Holdings is that of a private investment company investing internationally in an extensive range of asset classes on an opportunistic basis, including direct private equity, stocks and bonds, hedge funds, private equity funds, and real estate. The principal business activity of the NB Charitable Trust is to hold all of the outstanding capital stock of Berggruen Holdings and is intended to support charitable activities.

The principal business address of BH Stores IV and IMS is Markt 6, 4112 JS, Beusichem, The Netherlands. The principal business address of BH Stores I is Kaya W.F.G. (Jombi) Mensing 14, 2nd Floor, Curaçao. The principal business address of each of KHL, Berggruen Holdings and the NB Charitable Trust is 9 Columbus Centre, Pelican Drive, Road Town, Tortola, British Virgin Islands.

(d) - (e) During the last five years, none of the Reporting Persons, nor to the knowledge of the Reporting Persons, none of the executive officers or directors of the Reporting Persons, if applicable, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Certain information with respect to the executive officers and directors of the Reporting Persons, if applicable, is set forth on Schedule A attached hereto.

On March 21, 2014, Nicolas Berggruen resigned from the Issuer’s Board of Directors. Mr. Berggruen is one of three directors of Berggruen Holdings and as such, does not have any pecuniary or beneficial ownership of any shares held by the Reporting Persons (except as specified herein).

Item 5.	Interest in Securities of the Issuer.

Paragraphs (a) and (b) of Item 5 of the Statement are hereby amended and restated in their entirety as follows:

(a) - (b) As of the date hereof, the Reporting Persons (other than Mr. Berggruen) may be deemed to beneficially own and have shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of an aggregate of 61,861,834 shares (consisting of 28,422,994 Class A Shares and 33,438,840 Class B Shares that are convertible at any time at the option of the holder into a like number of Class A Shares), representing 6.5% of all outstanding Class A Shares (based on a total of 917,498,618 Class A Shares outstanding (as announced by the Issuer on its website) and assuming the conversion of the 33,438,840 Class B Shares beneficially owned by the Reporting Persons, but without including any Class B Shares held by any other persons). As of the date hereof, Mr. Berggruen has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of an aggregate of 183,465 Class A Shares, representing less than 1% of all outstanding Class A Shares. The information set forth in Item 4 of this Statement is hereby incorporated herein by reference.

Item 5 of the Statement is hereby further amended by adding the following:

(e) The information set forth in the last paragraph of Item 2 above is hereby incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.

Item 7 of the Statement is hereby amended by adding and/or amending the following exhibits:

Exhibit A -	Amended and Restated Joint Filing Agreement among the Reporting Persons, dated January 4, 2013 (incorporated by reference to Exhibit A filed with Amendment No.1 to the Statement).

SIGNATURE

After reasonable inquiry and to the best of each of the Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 27, 2014

BH STORES IV B.V.

By: IMS Benelux Holding Coöperatieve U.A., its Managing Director

By:	/S/ TON TRENTELMAN
Name:	Ton Trentelman
Title:	Managing Director

By:	/S/ THOMAS W. CRAWFORD
Name:	Thomas W. Crawford
Title:	Managing Director

IMS BENELUX HOLDING COÖPERATIEVE U.A.

By:	/S/ TON TRENTELMAN
Name:	Ton Trentelman
Title:	Director

By:	/S/ THOMAS W. CRAWFORD
Name:	Thomas W. Crawford
Title:	Director

BH STORES I N.V.

By: Intertrust (Curaçao) B.V., Managing Director

By:	/S/ RENSE BOKS
Rense Boks

By:	/S/ SWINDA A. DOEST-PRATT
Swinda A. Doest-Pratt

By:	/S/ JARED BLUESTEIN
Name:	Jared Bluestein
Title:	Managing Director

KARSTADT HOLDING LTD.

By:	/S/ JARED BLUESTEIN
Name:	Jared Bluestein
Title:	Director

BERGGRUEN HOLDINGS LTD.

By:	/S/ JARED BLUESTEIN
Name:	Jared Bluestein
Title:	Director

NICOLAS BERGGRUEN CHARITABLE TRUST

By:	MAITLAND TRUSTEES LIMITED, AS TRUSTEE

By:	/S/ JARED BLUESTEIN
Name:	Jared Bluestein
Title:	Authorized Signatory

*
Nicolas Berggruen

* By:	/S/ JARED BLUESTEIN
Jared Bluestein
Attorney-in-Fact

SCHEDULE A

BH Stores IV B.V.

Set forth below is the name and business address of each director of BH Stores IV B.V. There are no executive officers of BH Stores IV B.V.

Name	Title	Address

IMS Benelux Holding Coöperative U.A.	Managing Director	Markt 6 4112 JS Beusichem The Netherlands

IMS Benelux Holding Coöperatieve U.A.

Set forth below is the name and business address of each director of IMS Benelux Holding Coöperatieve U.A. There are no executive officers of IMS Benelux Holding Coöperatieve U.A. Mr. Trentelman is a citizen of The Netherlands and Mr. Crawford is a citizen of the United States of America.

Name	Title	Address

Antonius Theodorus Trentelman	Director	Markt 6 4112 JS Beusichem The Netherlands

Thomas W. Crawford	Director	c/o Berggruen Holdings Inc. 1114 Avenue of the Americas 41st Floor New York, NY 10036

BH Stores I N.V.

Set forth below is the name and business address of each director of BH Stores I N.V. There are no executive officers of BH Stores I N.V. Each of Mr. Bluestein and Mr. Crawford is a citizen of the United States of America.

Name	Title	Address

Intertrust (Curaçao) B.V.	Managing Director	Kaya W.F.G. (Jombi) Mensing 14, 2nd Floor Curaçao

Jared Bluestein	Managing Director	c/o Berggruen Holdings Inc. 1114 Avenue of the Americas 41st Floor New York, NY 10036

Thomas W. Crawford	Managing Director	c/o Berggruen Holdings Inc. 1114 Avenue of the Americas 41st Floor New York, NY 10036

Karstadt Holding Ltd.

Set forth below is the name and business address of each director of Karstadt Holding Ltd. There are no executive officers of Karstadt Holding Ltd. Each of Mr. Bluestein and Mr. Crawford is a citizen of the United States of America.

Name	Title	Address

Jared Bluestein	Director	c/o Berggruen Holdings Inc. 1114 Avenue of the Americas 41st Floor New York, NY 10036

Thomas W. Crawford	Director	c/o Berggruen Holdings Inc. 1114 Avenue of the Americas 41st Floor New York, NY 10036

Berggruen Holdings Ltd

Set forth below is the name and business address of each director of Berggruen Holdings Ltd. There are no executive officers of Berggruen Holdings Ltd. Each of Mr. Berggruen and Mr. Bluestein is a citizen of the United States of America.

Name	Title	Address

Nicolas Berggruen	Director	c/o Greenberg Traurig, P.A. 401 East Las Olas Blvd. Suite 2000 Fort Lauderdale, FL 33301

Jared Bluestein	Director	c/o Berggruen Holdings Inc. 1114 Avenue of the Americas 41st Floor New York, NY 10036

MOMATS Limited	Director	c/o Midocean Management and Trust Services (BVI) Limited Midocean Chambers 9 Columbus Centre Pelican Drive Road Town, Tortola British Virgin Islands